UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934


UNITED ASSET MANAGEMENT CORPORATION
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)



909-420-101
(CUSIP Number)


Thad M. Brown
Provident Investment Counsel
300 North Lake Avenue
Pasadena, California 91101-4022
                         (818) 449-8500
  (Name, Address, and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                        January 27, 1995
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:  [ ]

Check the following box if a fee is being paid with the

statement:  [X]

CUSIP No.

1)    Name of Reporting Person               Provident Investment
                                             Counsel

      S.S. or I.R.S. Identification No.
      of Above Person                        95-2989756


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        OO


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   California


                    7)    Sole Voting        0 shares
                          Power

Number of Shares    8)    Shared Voting      0 shares
                          Power

                    9)    Sole Dis-          0 shares
                          positive Power

                    10)   Shared Dis-        0 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         2,332,389 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     0%


14)   Type of Reporting Person               CO


Item 1.  Security and Issuer.
          The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of United Asset Management Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One International Place, Boston, Massachusetts 02110.
Item 2.  Identity and Background.
          This Statement is being filed by Provident Investment Counsel, a California corporation ("PIC"). The principal business of PIC is to act as an investment manager. The address of the principal business and the principal office of PIC is 300 North Lake Avenue, Pasadena, California 91101-4022. The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of PIC is set forth on Schedule A attached hereto.
          During the last five years, neither PIC nor, to the best knowledge of PIC, any of the persons listed on Schedule A attached hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration. Pursuant to the Acquisition Agreement described in Item
4 below, PIC has agreed to sell to the Issuer substantially all the assets and business of PIC for $350,989,400, subject to adjustment, part of which is payable in cash, part of which is payable with a note of the Issuer and related warrants to purchase Common Stock, and part of which is payable in Common Stock.
Item 4.   Purpose of Transaction.
          On November 10, 1994, PIC entered into an acquisition agreement of same date (as amended, the "Acquisition Agreement"), with the Issuer, PIC's stockholders, and PIC Newco, Inc., a Massachusetts corporation and an indirect wholly-owned subsidiary of the Issuer ("Newco"). The closing (the "Closing") of the transactions contemplated by the Acquisition Agreement was initially scheduled to take place on January 27, 1995. This date was subject to extension and was extended by agreement of the parties to February 15, 1995.
          Pursuant to the Acquisition Agreement and subject to the terms and conditions thereof, the Issuer has agreed to purchase substantially all of the assets and business of PIC (the "Assets"). According to the terms of the Acquisition Agreement, upon its consummation, the Issuer will immediately contribute the Assets to Newco. Reference is made to the Acquisition Agreement, a copy of which is attached hereto as an exhibit and which is incorporated herein by reference.
          Upon consummation of the Acquisition Agreement, the Issuer is to pay a purchase price for the Assets of $350,989,400, subject to adjustment, $262,804,550 of which is payable in cash, $20,814,776 of which is payable in a note (the "Note") and a warrant agreement and warrant certificate evidencing PIC's right to purchase 459,385 shares of Common Stock at the price of $45.31 per share, subject to adjustment as stated therein (collectively, the "Warrant"), and $67,370,074 of which is payable in Common Stock. The aggregate exercise price under the Warrant is equivalent to the principal amount of the Note and the Note may be used to exercise the Warrant. Reference is made to the Warrant Agreement, the form of which is attached hereto as an exhibit and which is incorporated herein by reference.
          Pursuant to the Acquisition Agreement, the number of shares of Common Stock to be issued to PIC was to be based on the 20-trading day daily pre-closing average stock market value of the Common Stock, subject to a floor of $29.00 per share of Common Stock and a ceiling of $43.50 per share of Common Stock. By letter agreement among the parties, the number of shares of Common Stock to be issued to PIC is 1,873,004 and is based on the daily average stock market value of the Common Stock for the 20 trading days preceding January 27, 1995, i.e., $35.969, notwithstanding the extension of the Closing to February 15, 1995.
          Upon closing of the transactions contemplated by the Acquisition Agreement, PIC, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own, subject to adjustment, 2,332,389 shares of Common Stock, including the 459,385 shares which PIC would have the right to purchase under the warrant. This number of shares would represent approximately 7.6% of such shares outstanding at such time.
          In addition, the Acquisition Agreement also provides that, depending on the fiscal performance of Newco in 1997 according to certain post-closing criteria, a contingent payment may be paid by the Issuer to PIC in 1998. The contingent payment is not to exceed $125,000,000 and, should such a contingent payment be made, the Issuer is to deliver a portion of such contingent payment in cash, a portion in a note and related warrants to purchase Common Stock, and a portion in Common Stock.
          The number of shares of Common Stock issued as part of such contingent payment would be based upon the amount, if any, of such contingent payment, as well as on a 20-trading day average stock market value of the Common Stock prior to the contingent closing date. Thus, the number of such shares of Common Stock to be issued to PIC, if any, cannot be determined at this time.
          Further, according to the terms of the Acquisition Agreement, the Issuer may, at its option, pay the portion of any such contingent payment payable in shares of Common Stock in cash if the average price per share of Common Stock is below either
(i) $29.00 or (ii) 80% of the average price per share of such Common Stock for the last trading day of each of the weeks in a one-year period prior to the contingent closing date.
          The consummation of the Acquisition Agreement is subject to the occurrence of a number of conditions, and there can be no assurance that the transaction will be consummated.
          If PIC elects to distribute the shares of Common Stock it receives at the Closing (including the right to purchase shares upon exercise of the Warrant) to its stockholders, such stockholders would become beneficial owners of Common Stock. Thus, each of the individual stockholders of PIC could be deemed to beneficially own the number of shares of Common Stock set forth next to his name below:

                                   Maximum Number of Shares
          Stockholder              Deemed Beneficially Owned

          ROBERT KOMMERSTAD                  544,845
          THOMAS CONDON                      429,393
          JEFFREY MILLER                     429,393
          GEORGE HANDTMANN                   429,393
          LARRY TASHJIAN                     429,393
          THOMAS MITCHELL                     23,324
          F. BROWN WINDLE                     23,324
          LAURO GUERRA                        23,324
          PIC may, in connection with the transactions contemplated by the Acquisition Agreement, be dissolved by its stockholders following the closing of the transactions contemplated by the Acquisition Agreement. If PIC is dissolved, the shares of Common Stock as well as the rights of PIC to receipt of shares of Common Stock under the Acquisition Agreement as part of the contingent payment will devolve to PIC's stockholders.
          Except as set forth above, as of the date hereof, PIC has no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.
Item 5.   Interest in Securities of the Issuer.
          (a) Except as set forth above, neither PIC nor, to the best knowledge of PIC, any of the persons listed on Schedule A hereto, beneficially owns any shares of Common Stock.
          (b) Neither PIC nor, to the best knowledge of PIC, any of the persons listed on Schedule A hereto, currently has sole or shared power to vote or direct the vote or dispose of any shares of Common Stock.
          (c) Except as set forth above, there have been no acquisitions of Common Stock by PIC nor, to the best knowledge of PIC, any of the persons listed on Schedule A hereto, in the last
60 days.
          (d)  Inapplicable.
          (e)  Inapplicable.
Item 6.   Contracts, Arrangements, Understandings, or
          Relationships with Respect to Securities of the Issuer.

          Except as described herein, PIC has no contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of the Issuer, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.
Item 7.   Material to be filed as Exhibits.
          Exhibit 1: Acquisition Agreement, dated as of November 10, 1994, by and among United Asset Management Corporation, PIC Newco, Inc., Provident Investment Counsel, and the Stockholders of Provident Investment Counsel.

          Exhibit 2:     Form of Warrant Agreement between United
                         Asset Management Corporation and
                         Provident Investment Counsel (Exhibit C
                         to the Acquisition Agreement).

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 6, 1995

                                  PROVIDENT INVESTMENT COUNSEL

                                  /s/ Robert M. Kommerstad
                                  Robert M. Kommerstad,
                                  President

                           SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF PROVIDENT INVESTMENT COUNSEL
          The name, business address, title, present principal occupation or employment of each of the executive officers and directors of Provident Investment Counsel ("PIC") are set forth below. Unless otherwise indicated, each officer's or director's business address is 300 North Lake Avenue, Pasadena, California 91101-4022. Unless indicated otherwise, each occupation set forth next to an individual's name refers to PIC. All of the persons listed below are citizens of the United States.

ROBERT KOMMERSTAD; Chairman and President.

THOMAS CONDON; Managing Director.

JEFFREY MILLER; Managing Director.

GEORGE HANDTMANN; Managing Director.

LARRY TASHJIAN; Managing Director.

THOMAS MITCHELL; Executive Vice President, Portfolio Management

F. BROWN WINDLE; Executive Vice President, Marketing.

LAURO GUERRA; Executive Vice President, Research.

                          EXHIBIT INDEX

     Exhibit Number      Description


     Exhibit 1 Acquisition Agreement, dated as of November 10, 1994, by and among United Asset Management Corporation, PIC Newco, Inc., Provident Investment Counsel, and the Stockholders of Provident Investment Counsel.

     Exhibit 2           Form of Warrant Agreement between United
                         Asset Management Corporation and
                         Provident Investment Counsel (Exhibit C
                         to the Acquisition Agreement).